Exhibit 99.1

InterOil Provides Update on ExxonMobil Transaction

InterOil and ExxonMobil agree to extend outside date

SINGAPORE and PORT MORESBY, Papua New Guinea, Dec. 13, 2016 /PRNewswire/ -- InterOil Corporation (NYSE: IOC, POMSox: IOC) today provided an update on the transaction with Exxon Mobil Corporation (NYSE: XOM).

Following the previously announced decision by the Court of Appeal of Yukon to allow an appeal lodged by Phil Mulacek, InterOil's Independent Transaction Committee ("the Committee"), consisting of four independent and experienced directors of InterOil, are undertaking a detailed and thorough review process relating to the proposed transaction, with the support of independent legal counsel and BMO Capital Markets, an independent financial advisor.

To accommodate the new review process, ExxonMobil and InterOil have agreed to extend the outside date of the current Arrangement Agreement to the close of business on Wednesday, December 21, 2016 (New York time).

Dr. William Ellis Armstrong, Chairman of the Committee said, "We are pleased to have reached an agreement with ExxonMobil to extend the outside date and expect to be in a position to update shareholders on the progress of our deliberations shortly."

About InterOil

InterOil Corporation is an independent oil and gas business with a sole focus on Papua New Guinea. InterOil's assets include one of Asia's largest undeveloped gas fields, Elk-Antelope, in the Gulf Province, and exploration licenses covering about 16,000sqkm. Its main offices are in Singapore and Port Moresby. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor Contacts

Singapore	United States
David Wu Senior Vice President Investor Relations	Cynthia Black Investor Relations North America
T: +65 6507 0222 E: david.wu@interoil.com	T: +1 212 653 9778 E: cynthia.black@interoil.com

Media Contacts

James Golden / Aaron Palash Joele Frank, Wilkinson Brimmer Katcher
T: +1 212 355 4449 E: ioc-jf@joelefrank.com

Forward Looking Statements

This communication includes "forward-looking statements". All statements, other than statements of historical facts, included in this communication are forward-looking statements. Such forward-looking statements may include, without limitation, statements regarding the pending transaction with ExxonMobil, the timing to consummate the proposed transaction with ExxonMobil, the ability to satisfy the conditions to consummation of the proposed transaction (including, but not limited to, approval by InterOil shareholders and the required approvals from the Yukon courts), the outcome of the Transaction Committee process or the content of any recommendation by the Transaction Committee to the Board, the outcome of any action by the InterOil Board, and whether ExxonMobil and InterOil will reach any agreement to further amend the outside termination date of the transaction or otherwise amend any of the terms of the proposed transaction. These statements are based on the current belief of InterOil, as well as assumptions made by, and information currently available to InterOil. No assurances can be given however, that these events will occur. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of InterOil, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. These include in particular assumptions, risks and uncertainties relating to the outcome of the Transaction Committee process, the content of any recommendation by the Transaction Committee to the Board, the outcome of any action by the InterOil Board, whether InterOil and ExxonMobil will reach any agreement regarding any amendments to the existing transaction agreement, whether the existing transaction agreement will be terminated and other risk factors discussed in InterOil's management information circular dated August 16, 2016, its annual report for the year ended December 31, 2015 on Form 40-F and its Annual Information Form for the year ended December 31, 2015, and under the heading "Factors Affecting Future Results" available through the "Investors" section on ExxonMobil's website and in Item 1A of ExxonMobil's 2015 Form 10-K. InterOil disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable laws. References to gas resources in this release may include amounts that ExxonMobil or InterOil believe will ultimately be produced but that are not yet classified as "proved reserves" under U.S. SEC definitions.

Legal Notice

None of the securities anticipated to be issued pursuant to the ExxonMobil transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issued pursuant to the ExxonMobil transaction are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities.

There can be no assurance that the transaction with ExxonMobil will occur. The ExxonMobil transaction is subject to certain approvals and the fulfillment of certain conditions, and there can be no assurance that any such approvals will be obtained and/or any such conditions will be met.